Via Facsimile and U.S. Mail
Mail Stop 4720

February 12, 2010

Harvey Kamil
Chief Financial Officer
NBTY, Inc.
2100 Smithtown Avenue
Ronkonkoma, NY 11779

> **Re: NBTY INC**
> **Form 10-K for the Year Ended September 30, 2009**
> **Filed On November 30, 2009**
> **File No. 001-31788**

Dear Mr. Kamil:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Joel Parker
Accounting Branch Chief